                                                                                                                                          Filed by Ashland Inc.
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company
Hercules Incorporated
Commission File Number 1-00496

Message from Jim O'Brien, Ashland Chairman and CEO:
Perspective on Friday's announcement

July 14, 2008

Dear Hercules Employees,

This is an exciting moment for all of us. We will create a major, global specialty chemicals company with enhanced focus and expanded scale in three specialty chemical businesses: specialty additives and ingredients, paper and water technologies, and specialty resins. I hope you feel as excited as I do about the opportunities that lie before us.

I can tell you that we are extremely impressed with the quality of the Hercules team and are pleased about having you become part of the Ashland family. Our companies share a common and strong desire to live up to our own high expectations, and those of our customers, shareholders and communities in which we operate. We have some work ahead of us, as we plan our integration strategies. But, from my point of view, the future has never looked brighter.

I plan to visit your office in Wilmington, Del., this Friday, July 18. Together with Craig Rogerson, I will host a Town Hall meeting at 9:30 a.m. EDT. I look forward to having a chance to meet with and speak with you then.

Sincerely,

/s/Jiim

ADDITIONAL INFORMATION
In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus.  Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151.  Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.